December 22, 2014

FILED ON EDGAR

Larry Spirgel
Assistant Director
United States Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

RE:      AMERICATOWNE, INC.
            AMENDMENT NO. 2 TO FORM 8-K
            FILED DECEMBER 11, 2014
            RESPONSE AMENDED NOVEMBER 25, 2014
            FORM 10-Q FOR FISCAL QUARTER ENDED SEPTEMBER 30, 2014
            FILED OCTOBER 31, 2014
            FILED NO. 000-55206

Dear Mr. Spirgel:

This letter is in response to your December 19, 2014 comment letter to Alton Perkins, Chairman of the Board, Chief Executive Officer and President for AmericaTowne, Inc. (the "Company"). As indicated in my correspondence dated October 31, 2014 and November 25, 2015, I have been retained by the Company to respond to your comments and to subsequently amend the Form 8-K filed by the Company on September 23, 2014, and as amended on November 13, 2014 and December 11, 2014; however, please continue to communicate directly with Mr. Perkins in the ordinary course, and please feel free to contact me with any follow up questions or comments.

Form 8-K/A filed December 11, 2014

Item 2. Financial Information, Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

Critical Accounting Policies, page 38

1. We note your response and revised disclosure in response to comment 3. It appears that you provide certain services prior to negotiating arrangements with customers. Please tell us at what point customers become obligated to pay for these services and how you are accounting for costs incurred in connection with these arrangements, including whether such costs should be deferred. Include reference to authoritative literature used as guidance. Further, please revise to separately state costs of revenues on the face of your statement of operations, or advise us.

Response:

The Company's financial statements and related public financial information are based on the application of accounting principles generally accepted in the United States ("US GAAP"). US GAAP requires the use of estimates; assumptions, judgments and subjective interpretations of accounting principles that have an impact on the assets, liabilities, revenues and expenses amounts reported. These estimates can also affect supplemental information contained in our external disclosures including information regarding contingencies, risk and financial condition.

We believe our use of estimates and underlying accounting assumptions adhere to GAAP and are consistently and conservatively applied. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ materially from these estimates under different assumptions or conditions. We continue to monitor significant estimates made during the preparation of our financial statements.

We believe the following is among the most critical accounting policies that impact our consolidated financial statements. We suggest that our significant accounting policies, as described in our financial statements in the Summary of Significant Accounting Policies, be read in conjunction with this Management's Discussion and Analysis of Financial Condition and Results of Operations.

In accordance with SAB Topic 13A-3 the Company discloses its accounting policy for the recognition of revenue pursuant to FASB ASC Topic 235, Notes to Financial Statements. FASB ASC paragraph 235-10-50-3 thereof states that "the disclosure should encompass important judgments as to appropriateness of principles relating to recognition of revenue . . ." The Company realizes and earns revenue pursuant to SAB Topic 13A-3; when all of the following criteria are met: (a) Persuasive evidence of an arrangement exists; (b) Delivery has occurred or services have been rendered; (c) Our price to the buyer is fixed, and (d) Collectibility is reasonably assured.

Upon signing an Exporter Services Agreement or Licensing Agreement, prior to export or business operations, the Company charges a Service Fee or Licensee Fee that is fixed for deliverables. The Company, in conjunction with its independent contractor and related-party, Yilaime, through the Service Agreement, delivers a market analysis, review of proposed goods and services and businesses, expectations for supply and demand in the market, advises how to conduct export business in China, provides information on financing and the export tax savings programs, selects and assigns a sister tax saving company, and provides intellectual use rights. Upon signing the agreement for a fixed price, after the delivery of these services, the Company realizes and earns revenue. The costs associated with the deliverables are recorded through the consultant Service Provider Agreement.

The Company has two customer agreements - the Exporter Services Agreement entered into between the Company and Exporters, as defined therein, and the Licensing Agreement entered into between the Company and AmericaTowne community licensees. Under both agreements, the Company, in conjunction with its independent contractor and related party, Yilaime, through the Service Agreement, provides separate and distinct events, which deliver services and intellectual rights resulting in revenue realized and earned. Prior to entering the Exporter Services Agreement or the Licensing Agreement, potential Exporters and Licensees, respectively, ask the Company numerous questions about the market and the acceptance of the Exporter's or Licensee's products, services or businesses in the AmericaTowne Platform, the AmericaTowne Community, and the market in China, in general.

Pursuant to the Exporter Services Agreement and the Licensing Agreement, the Company's customers become obligated to pay only after they are briefed on the business environment related to their particular business, and execute a definitive agreement setting forth the scope of the program, and the terms and conditions of the relationship.

Under the supervision of the Chief Executive Officer, Yilaime provides the Export Funding and Support Services and the Occupancy Services pursuant to the parties' Service Agreement. In accordance with the Service Agreement, Yilaime provides export, funding and occupancy services to the Company's customers. After the customer enters into an occupancy position either as an Exporter or AmericaTowne occupant and signs a definitive Licensing Agreement and/or Exporter Services Agreement, the Company is invoiced by Yilaime pursuant to the Service Agreement for services rendered and stipulates the cost incurred in connection with the agreements. Invoices outlining costs for services are not deferred; they are due upon receipt. Thus, the Company is charged by an independent contractor when the Exporter or Occupant signs the definitive agreement confirming occupancy.

Using market research obtained by Yilaime through the Service Agreement with the Company, and the expertise of its Chief Executive Officer who has extensive firsthand experience in the market, the Company's independent consultant conducts research and analysis concerning the Exporter's proposed product or service or the Licensee's proposed business operations in China. During the analysis the Company through its consultant examines whether the Exporter's or Licensee's product and service or business would be acceptable in the market. After the analysis the Company through its consultant makes a reasonable determination about the supply, demand and acceptance of the product, service or business in the market. Based on the consultant's analysis, the Company makes a determination whether to accept the Exporter into the Exporter AmericaTowne Platform or the Licensee into the AmericaTowne Community Program. The Company advises the Exporter or Licensee of its findings.

If management accepts the Exporter or Licensee in a program, and the Exporter or Licensee agrees on the program, terms and costs, a definitive agreement is entered into between the parties. Upon signing the agreement, the Company, through its relationship with Yilaime under the Service Agreement, provides the customer with its research, analysis, findings, management's opinions, and an outline of an export plan or business implementation plan, and the right to use intellectual property.

Along with the above deliverables, the Company provides the Exporter or Licensee with detailed information on how to export to China based upon information gathered independently by the Company and as provided by Yilaime through the Service Agreement. Additionally, the Exporter or Licensee receives deliverables in the form of information on the Interest Charge - Domestic International Sales Corporation (IC-DISC) Program. The Company through its consultant advises the Exporter or Licensee how tax savings may be achieved using IC-DISC strategies during its export operations. Through the Company's resources and prior arrangements with IRS registered IC-DISC Corporations, the Exporter and Licensee are assigned to an IC-DISC. As an assigned IC-DISC sister company, pursuant to applicable export laws, a tax savings program for the Exporter or Licensee is designed and delivered.

The Company upon delivering its services through the consultant and intellectual rights charges a Service or License Fee. For the Service or the License Fee the service and intellectual rights delivered results in revenue earned as a single and separate event.

In accordance with SAB Topic 13A-3 services are delivered and revenues are realized and earned. The legally binding agreement, along with the delivery of expert market analysis and research about the market potential of the Exporter's products and services or the Licensee's business is part of a single event where revenue is realized. Additionally, other deliverables that are part of the single event include services rendered for the (IC-DISC) Program, and intellectual property rights. These deliverables along with a fixed and determined priced stated in the agreement, and the reasonable assurance of collectability meets all requirements for realized and earned revenue. The costs associated with the deliverables are recorded through the consultant Service Agreement.

Under the Exporter Services Agreement, there are two separate earning events where services are delivered and revenues realized and earned - the Service Fee and the Transaction Fee. The Service Fee is earned when the Company, through the Service Agreement with Yilaime, conducts an analysis and research of the exporter's proposed products and services that they wish to export to China. The Company uses its select methods and research to determine whether an exporter's proposed products and services are reasonably acceptable within the generally market in China and the AmericaTowne Platform. If the Company's analysis shows that the product and services offered could be reasonably accepted, a legally binding contract is entered into with the exporter. The analysis is completed and presented to the exporter along with an exporting plan. Additionally, through the Service Agreement, the Company provides information on the Interest Charge - Domestic International Sales Corporation Program, and matches the Exporter with a qualified IC-DISC to serve as its sister company. The costs of the analysis and plan, and IC-DISC services provided are charged as a Service Fee and are a separate earning event. Revenue is realized and earned upon delivery of the analysis, plans and IC-DISC information and matching services when the risks and rewards of ownership have substantively transferred to exporters. The Service Fee is non-refundable fee (unless the product is on a restricted list).

The Transaction Fee related to the percentage the Company earns from each transaction for assisting the Exporter throughout the actual exporting process. The Company through its Service Provider agreement delivers exporting support services throughout the export life-cycle. Fees are realized and earned when the Company provides services to the Exporter allowing the exporting of products and services, and the Exporter to receive payment. When the export cycle is completed, goods and services or delivered and payment received, the Company realizes and earns revenue. Upon completion of its service, Yilaime invoices the Company for its costs pursuant to the Service Agreement. These costs of revenues are recorded on the statement of operations.

Under the Licensing Agreement, there are three separate earning events where services and intellectual rights are delivered and revenues realized and earned - Licensing Fee, Royalty Fee and Loan Interest. The Licensing Fee is earned when the Company through its Service Provider Agreement conducts an analysis and research of the Licensee's proposed products and services that it wishes to market in China though the AmericaTowne Platform and/or the term to use intellectual property begins. The Company uses its select methods and research to determine whether the Licensee's proposed products will be reasonably acceptable within the generally market in China and the AmericaTowne community. If the Company's analysis shows that the product and services offered could be reasonably accepted, the definitive agreement is entered into with the Licensee. The analysis is completed and presented to the Licensee along with an implementation plan.

Additionally, the Company provides information on the Interest Charge - Domestic International Sales Corporation Program, and matches the Exporter with a qualified IC-DISC to serve as its sister company. In addition, the license term begins and revenue is recognized for the intellectual property rights upon signing the agreement. The costs of the analysis, plan, IC-DISC services provided, and use of intellectual property are charged as a License Fee and is a separate earning event. Revenue is realized and earned upon delivery of the analysis and plan along with the right to use AmericaTowne images and branding when the risks and rewards of ownership have substantively transferred to Licensee. The Licensing Fee is non-refundable fee. Upon completion of its service, Yilaime invoices the Company for its costs pursuant to the Service Agreement. These costs of revenues are recorded on the statement of operations.

The Royalty Fee is a separate earning event. The Company receives a percentage of gross sales of the Licensee's actual operations in the AmericaTowne community in China. The Company realizes and earns this fee after delivering services pursuant to the build out and financing schedules. This fee is realized and earned after the Licensee receives gross sales for its operations in AmericaTowne. Likewise, the Loan Interest is a separate earning event. Loan interest is earned for direct investment in the Licensee operations. Interest may be earned after an investment is made by AmericaTowne Inc. in the Licensee Operations. Interest is earned after a certain period of time has elapsed after a loan is granted, if any.

The Company's revenue recognition policies comply with FASB ASC Topic 605. Revenue is recognized at the date of delivery to customers when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, no other significant obligations of the Company exist and collectability is reasonably assured. Payments received before all of the relevant criteria for revenue recognition are satisfied are recorded as customer deposits. To date we have earned revenues of $315,166.

The Company expects to realize revenue for export funding and support, and franchise and license fees for United States support locations. Additionally, if and when the Company further develops AmericaTowne, revenues would be expected to be recognized for (a) villa sales, rentals, timeshare and leasing; (b) hotel leasing and or operational revenues and sales; (c) theme park and performing art center operations, sales and/or leasing; and (d) senior care facilities, operations and or sales.

Sales returns and allowances was $0 for the three months ended September 30, 2014. The Company does not provide unconditional right of return, price protection or any other concessions to its customers.

The costs of revenue will be provided on the face of the Company's statement of operations.

Form 10-Q for the Fiscal Quarter Ended September 30, 2014

Item 1. Financial Statements

Balance Sheet

2. We note your response to comments 5, 6 and 7. Please confirm that you will comply in future filings.

Response: The Company confirms as requested.

Thank you for your comments. The Company will expeditiously amend and revise its Form 8-K in the manner set forth herein. As Counsel for the Company, I hereby submit these responses based on the "Statement of Chairman of the Board and President" set forth below.

Please feel free to contact me with any further comments or questions.

Very truly yours,

PAESANO AKKASHIAN, PC

/s/Anthony R. Paesano

Anthony R. Paesano

Statement of Chairman of the Board and President

(a) The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(b) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c) The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Alton Perkins
Alton Perkins
Chairman of the Board
President